FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                              Contact: Dan Suesskind
                                              Chief Financial Officer
                                              Teva Pharmaceutical Industries Ltd.
                                              (011) 972-2-589-2840
                                      George Barrett
                                              President and CEO
                                              Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                      Liraz Kalif / Kevin Mannix
                                              Teva Investor Relations
                                              (011) 972-3-926-7281 / (215) 591-8912

TEVA RECEIVES APPROVAL FOR GENERIC FOCALIN™ TABLETS

Jerusalem, Israel, January 30, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Novartis' Focalin™ (Dexmethylphenidate Hydrochloride) Tablets, 2.5 mg, 5 mg, and 10 mg. As the first company to file an ANDA containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

Teva's AB-rated Dexmethylphenidate HCl Tablets are indicated for the treatment of attention deficit hyperactivity disorder. The brand product had annual sales of approximately $19 million for the twelve months ended September 2006, based on IMS sales data.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of New Jersey.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                                  Name: Dan Suesskind
                                                  Title: Chief Financial Officer

Date: January 30, 2007